Management Discussion & Analysis

Pacific Asia China Energy Inc.

For The Nine Month Period Ended November 30, 2006

This discussion should be read in conjunction with financial statements and related notes of the Company for the period ended November 30, 2006. (the “Financial Statements”)  the information in this management Discussion and Analysis(“MD&A”) contains forward looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward looking statements. The information contained in this report is made as of December 19, 2006.

Pacific Asia China Energy Inc. (the “Company”) is a junior resource issuer primarily engaged in the acquisition, exploration and development of coalbed methane (CBM) properties in China. Management believes that the development of CBM properties in China presents an opportunity for the following reasons.

•

Increased energy demand in China. China recently passed Japan as the world’s number 2 importer of oil. In addition, demand for electricity is growing at a rate of 9-10% per year.

•

China has vast underdeveloped energy resources. CBM resources are 3 times the known reserves in the United States

•

The Chinese Government established the China United Coalbed Methane Corporation (CUCBM) to oversee CBM exploration and development, and encourage participation with international partners.

•

China is the world’s largest producer and consumer of coal. A need to degasify their coal deposits for new energy, mine safety, and environmental improvement has been recognized

In 1998, Chevron-Texaco signed the first international Production Sharing Contract (PSC) with the China United Coalbed Methane Company. Approximately 26 PSCs with international companies have been entered into since that time. In 2006, Pacific Asia China Energy Inc, through its two wholly owned subsidiaries China Canada Energy Inc (Huangshi Project) and Asia Canada Energy Inc (Baotian-Quigshan Project, also known as the Guizhou project) became the first Canadian company to explore for and develop CBM resources in China.

Share Exchange Agreement

On December 30, 2005 the Company completed a share exchange agreement with CCE whereby the Company acquired all the issued share capital of CCE in exchange for issuing 10,000,000 common shares of the Company, valued at $1,139,765, to the shareholders of CCE.  As the transaction constitutes a reverse take-over under the policies of the TSX-V, the common shares issued for the acquisition are subject to escrow agreements and will be released over a three year period.  Legally, the Company is the parent of CCE.  However, as a result of the share exchange described above, control of the combined companies passed to the former shareholders of CCE, resulting in a reverse takeover for accounting purpose.  The application of reverse takeover accounting to the above transaction resulted in the following:

a)

The consolidated financial statements are issued under the name of PACE but are presented as a continuation of the business of CCE.

b)

As CCE is deemed to be the acquirer for accounting purpose, its assets and liabilities are included in the consolidated financial statements of the continuing entity at their historical value.

c)

The number and class of outstanding shares reported are those of PACE, adjusted for the acquisition while the dollar amounts relating to share capital, contributed surplus, and deficit are those of CCE.

d)

The comparative figures reported are those of CCE, the continuing entity.

e)

As PACE had a net asset deficiency at the date of the reverse takeover, the excess of liabilities assumed over identifiable assets acquired, and the estimated value for the common shares issued and stock options granted in connection with the acquisition, have been treated as a capital transaction and charged to deficit  for $2,219,564.  No amount was recorded as goodwill.

Performance Summary and Update

The Company’s primary objective is to acquire CBM properties in China and to finance their exploration and development through equity financing, by joint venture, option agreements or other means. Production Sharing Contracts for two CBM concessions in China have been formally signed. A Memorandum of Understanding (MOU) on a third concession (China Canada Energy- Chenzou), and an option agreement on a fourth CBM concession (Asia Canada Energy- Jiaozuo) have been entered into.

To advance long-term development plans, the Company signed a Memorandum of Understanding (MOU) with Mitchell Drilling Contractors of Australia to establish a Joint Venture Drilling Contractor (called “PACE Mitchell Drilling Corp.”) which will provide coalbed methane drilling services in China. The Joint Venture will have the exclusive license to use Mitchell’s Dymaxion  proprietary  drilling platform in China.  On completion of the joint venture agreement, PACE will issue shares valued at $2 million AUS and advance a loan of AUS $2.5 million to build the first drill rig.

Properties of the Company

The Company acquired China Canada Energy Inc, which holds a Production Sharing Contract to explore for and develop CBM on the Huangshi concession, which is located in the Hubei province of China.  The total contract area covers 305 km2   (117 square miles). Norwest Corporation of Calgary was hired to prepare an independent technical report on this property. No resource estimate was provided. However, the historical presence of gas was determined and a work program was recommended by Northwest Corporation.

On March 20, 2006 the Company exercised its option to acquire Asia Canada Energy Inc., which holds a Production Sharing Contract to explore for and develop CBM on the Baotian-Quigshan property, also known as the Guizhou project. The total contract area covers 969 km2 (374 square miles). Sproule International of Calgary was hired to prepare an independent technical report for this property. This report was completed and submitted to the Company on December 31, 2005. The “Low Case” volume of discovered CBM resources in place was estimated at 504 BCF. The “High Case” volume of discovered CBM resources in place was estimated at 11.2 TCF.  The “Most Likely Case” volume of discovered CBM resources in place was estimated at 5.2 TCF.

Results of Operations

The Company incurred a loss of 297,683 for the third quarter of 2006 compared to 248,148 for the third quarter of 2005. General, administrative, and exploration expenses for the third quarter increased from $248,145 in the prior year to $297,683 as the activity of Company increased to develop its recently acquired properties.

Results of Operations(Cont’d….)

For the period ended November 30, 2006, the Company spent the following on acquisition and exploration:

	Huangshi Property	Guizhou Property	Total Property Expenditures

Acquisition cost	$ 756,172	$ -	$ 756,172
		-
Deferred exploration cost:		-
Geologists	23,131	-	23,131
Office and miscellaneous	13,499	-	13,499
Personnel fees	271,006	-	271,006
Travel	28,919	-	28,919

Resource Property Balance, February 28, 2006	1,092,727	-	1,092,727

Acquisition cost	$ -	$ 2,881,090	$ 2,881,090
Prior deferred exploration costs	-	670,483	670,483

	-	3,551,573	3,551,573

Deferred exploration costs:
CUCBM Fees	97,696	343,769	441,465
Geological Expenditures	132,427	499,649	632,076
Supplies	70,885	353,387	424,272
Personnel	119,933	207,524	327,457
Travel	20,750	115,946	136,696
Drilling, testing and operation	316,774	886,618	1,203,392

Resource Property Balance, November 30, 2006	$ 2,012,590	$ 5,958,466	$ 7,809,658

Summary of Quarterly Results

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
`04–`05	Net Income (loss)	n/a	n/a	(36,688)	(5,753)
	Net Income (loss) per share	n/a	n/a	(0.01)	(0.01)

`05–`06	Net Income (loss)	(35,089)	(147,203)	(247,992)	(898,571)
	Net Income (loss) per share	(0.01)	(0.02)	(0.03)	(0.01)

`06–`07	Net Income (loss)	(1,537,330)	(335,850)	(297,683)
	Net Income (loss) per share	(0.02)	(0.01)	(0.01)

Selected Annual Information

February 28 2006 2005

Loss for the year $ (1,328,855) $ (42,441)

Total assets 12,878,088 567,713

Total liabilities 505,192 600,154

Shareholders’ equity 12,372,896 (32,441)

Basic and diluted loss per share $ (0.10) $ (0.01)

Liquidity

The company does not have any operating revenues and as a junior resource company engaged in CBM exploration and development, the Company does not anticipate generating any operating revenues in the next few years. Historically, the Company has received revenues only on investment income on cash reserves held. The Company expects investment income on cash balances to be the only source of its income for the next few years. The Company expects to rely upon equity financing as its primary source of funding.

Financing, Principal Purposes and Milestones

The Company intends to raise funds by way of equity financings to meet its financial obligations. To date the Company has completed five separate private placements, ranging in price from $0.12 to $0.50 and has raised  at total of $14,716,500.  For the nine month period ended November 30, 2006, the Company has received additional proceeds of $875,478 from the exercise of options and warrants.

Capital Resources

The Company is required to spend up to US $1.5 million on exploration and a pilot production program on the Huangshi property. Should commercial viability be attained, CUCBM has the option to participate in a joint venture whereas Pacific Asia China Energy Inc. would be responsible for 70% of the post-exploration capital expenditures for a 70 % interest in the project and CUCBM would be responsible for 30% of the post-exploration capital expenditures for a 30 % interest in the project.

Capital Resources (Cont’d)

At Guizhou, the Company is required to spend up to US $8 million on exploration and a pilot production program. Should commercial viability be attained, CUCBM has the option to participate in a joint venture whereas Pacific Asia China Energy Inc. would be responsible for 60% of the post-exploration capital expenditures for a 60% interest in the project, while CUCBM would be responsible for 40% of the post-exploration expenditures for a 40% interest in the project.

Outstanding Share Data

As at December 19, 2006, the Company has 73,684,456 common shares issued and outstanding. The Company also has 5,450,000 incentive stock options ranging in exercise price from $0.50 to $2.38 and 18,159,790 share purchase warrants ranging in exercise price from $0.24 to $0.75 per share.

Transactions with Related Parties

The Company entered into the following related party transactions during the nine month period ended November 30 , 2006:

a)

Paid or accrued management consulting fees in the amount of $45,533 to a company controlled by Steven Khan, a Director and Executive Vice-President of the Company. A company controlled by Devinder Randhawa, the Chairman and CEO of the Company, received $101,193 in management consulting fees. Patrick Groening, the Chief Financial Officer, received $36,000 for his services. A company controlled by David Marchioni, a Director and Vice President of Exploration, received $63,000 for his services. Tunaye Sai, a Director and President of the Company received $50,802 for his services.

b)

Issued 5,000,000 shares to Devinder Randhawa in conjunction with the acquisition of ACE

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Amounts due to related parties are due to directors and companies controlled by directors and are unsecured, non-interest bearing and have no specific repayment terms.

Significant Accounting Policies

The Company has adopted the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG15”) on a prospective basis. AcG15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity (”VIE”). An enterprise holding other that a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both. The Company is considered the primary beneficiary of its 50% owned subsidiary, PACE Mitchell Drilling Corp. and has consolidated the subsidiary into its financial statements for the period ended November 30, 2006.

Financial Instruments

The Company’s financial instruments consist of cash and equivalents, short term investments, receivables, accounts management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted. The Company is subject to financial risk arising from fluctuations in foreign payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

Subsequent Events

The Company issued 23,475 common shares pursuant to the exercise of share purchase warrants for proceeds of $7,475.

Subsequent to November 30, 2006 the Company entered into an agreement with Mitchell Drilling Contractors of Australia to provide drilling services in China. Pursuant to the agreement, PACE will issue 1,075,950 shares and advance a loan of AUS $2.5 million to build the first drill rig.